January 2, 2018



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

The Everest Fund, L.P.
Request to clear the comment letter dated December 22, 2017, reagrding Form 10-K for the fiscal year ended December 31, 2016
Filed March 31, 2017                        File No. 0-17555


To: Mr. Robert F. Telewicz, Jr, Branch Chief
Mr. Howard J. Efron, Senior Staff Accountant
Office of Real Estate & - Commodities
Securities and Exchange Commission





Requesting clearance of the resent comment letter dated
December 22,2017


We are writing to request clearing of the resent comment letter.
In support thereof:

.. Donahue Associates, LLC. deregistered as a PCAOB registered auditor in June 2016. The Everest Fund, L.P. 2015 audit was completed in March 2016, almost 90 days prior Donahue Associate's deregistration. In all good faith Everest used a PCAOB registered firm to conduct 2015 audit.

.. Everest did hire a new PCAOB registered firm upon receipt of the information of Donahue's deregistration (HCL - Horvich
Coleman Levin LLC, currently WIPFLI, LLP.)

.. Logistically this request to redo 2015 audit is problematic. This comment letter and request to redo 2015 audit comes approximately 1 year and 9 months after the above mentioned events. As such, current investors in the Everest Fund, L.P. have changed and it is the limited partners that pay for the audit fees. This will create hardship and inequity for the current investors. Unless we can clear this comment letter the current investors will be forced to pay disproportionate audit fees that should have been shared by all investors who were in the Fund on December 31, 2015.

.. In addition, please note that by money under management
($3, 369,158 as of end November 2017) and number of limited partners(50) the Everest Fund, L.P. is not required to be filing with the SEC. We are filing voluntarily.





Very truly yours,




Peter Lamoureux
President
The Everest Fund, L.P.